Exhibit 3.2

CERTIFICATE OF ELIMINATION OF THE

DESIGNATION OF THE

SERIES F CONVERTIBLE PREFERRED STOCK

OF NOBEL LEARNING COMMUNITIES, INC.

Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware

Nobel Learning Communities, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”) in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

5. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 800,000 shares of Series F Convertible Preferred Stock, (the “Series F Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on September 8, 2003, filed a Certificate of Designation with respect to such Series F Preferred Stock in the office of the Secretary of State of Delaware.

6. That no shares of said Series F Preferred Stock are outstanding, and no shares thereof will be issued.

7. That the Board of Directors of the Corporation adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Company and by a Certificate of Designation filed in the office of the Secretary of the State of Delaware on September 8, 2003, the Company authorized the issuance of 800,000 shares of Series F Convertible Preferred Stock of the Company (the “Series F Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations and restrictions thereof;

WHEREAS, as of the date hereof, no shares of such Series F Preferred Stock are outstanding and no shares of such Series F Preferred Stock will be issued;

WHEREAS, it is desirable that all reference to such Series F Preferred Stock be eliminated from the Amended and Restated Certificate of Incorporation of the Company;

WHEREAS, it is desirable that all such shares of Series F Preferred Stock resume the status of authorized but unissued shares of Preferred Stock of the Company, par value $0.001 per share (the “Preferred Stock”);

NOW THEREFORE BE IT RESOLVED, as of the date hereof no shares of such Series F Preferred Stock are outstanding and no shares of such Series F Preferred Stock will be issued; and that the officers of the Company are hereby authorized and directed to file a Certificate of Elimination with the office of the Secretary of the State of Delaware setting forth a copy of this resolution whereupon all reference to such Series F Preferred Stock shall be eliminated from the Amended and Restated Certificate of Incorporation of the Company.

8. That, accordingly, all reference to the Series F Preferred Stock, of the Company be, and it hereby is, eliminated from the Amended and Restated Certificate of Incorporation of the Company and the shares of capital stock of the Company formerly designated as Series F Preferred Stock shall resume the status of authorized but unissued shares of Preferred Stock.

IN WITNESS WHEREOF, Nobel Learning Communities, Inc. has caused this Certificate to be signed by George Bernstein, its President and Chief Executive Officer, as of May 16, 2007.

Nobel Learning Communities, Inc.

By:	/s/ George Bernstein
Name:	George Bernstein
Title:	President and Chief Executive Officer